Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECORD DATE FOR ANNUAL GENERAL MEETING

The board of directors (the “Board”) of XPeng Inc. (the “Company”) announces that the Board has fixed the close of business on May 14, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of the Class A ordinary shares and/or Class B ordinary shares of the Company, each with a par value US$0.00001 per share. Holders of record of the Company’s Class A ordinary shares and/or Class B ordinary shares as of the Shares Record Date are entitled to attend and vote at the forthcoming annual general meeting of the Company (the “AGM”) and any adjourned meeting thereof.

In order to be eligible to vote and attend the AGM, persons who hold the Company’s Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Ascentium (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 14, 2026; and persons who hold the Company’s Class A ordinary shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 14, 2026).

Holders of record of American Depositary Shares representing the Class A ordinary shares of the Company (the “ADSs”) as of the close of business on May 14, 2026, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

Details including, among other things, the date and location of the AGM will be set out in a notice of the AGM to be issued and provided to holders of the Company’s Class A ordinary shares and Class B ordinary shares as of the Shares Record Date and the ADSs as of the ADS Record Date together with the proxy statement/circular in due course.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Thursday, April 23, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive Directors.

*	For identification purpose only

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